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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                     (Amendment No. __1___)(1)

                               Gartner Group, Inc.
                               ------------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    366651107
                                  -------------
                                 (CUSIP Number)

                                December 31, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)

          [ ] Rule 13d-1(c)

          [X] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================
                    (Continued on following page(s))

                           Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP NO. 366651107
-------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   IMS Health Incorporated 06-1506026
-----------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------
                    5. SOLE VOTING POWER
NUMBER OF               7,391,481
SHARES            -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY               117,376
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                  7,391,481
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        117,376
                  -----------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    7,391,481
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* ( )

-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.7%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      Page 2 of 7 Pages

                        SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   IMS Health Licensing Associates, L.P.    98-0137321
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY      -----------------------------------------
OWNED BY            6. SHARED VOTING POWER
EACH                   117,376
REPORTING         -----------------------------------------
PERSON              7. SOLE DISPOSITIVE POWER
WITH                   -0-
                  -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                       117,376
                  -----------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    117,376
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* ( )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.15%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      Page 3 of 7 Pages

ITEM 1 (a).   NAME OF ISSUER

              Gartner Group, Inc.
-----------------------------------------------------------
ITEM 1 (b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
              OFFICES

56 Top Gallant Road, Stamford, Connecticut 06904-2212
-----------------------------------------------------------
ITEM 2 (a).   NAME OF PERSON FILING

   IMS Health Incorporated ("IMS HEALTH") and its subsidiary,
   IMS Health Licensing Associates, L.P. ("IMSHLA")
----------------------------------------------------------
ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal business office of IMS HEALTH is located at 200 Nyala Farms, Westport, Connecticut 06880. The principal business office of IMSHLA is located at Dorfplatz 4, 6330
CHAM Switzerland.

-----------------------------------------------------------
ITEM 2 (c).   CITIZENSHIP

IMS HEALTH is incorporated under the laws of the State of Delaware. IMSHLA is a limited partnership established under the laws of the State of Delaware.

-----------------------------------------------------------
ITEM 2 (d).   TITLE OF CLASS OF SECURITIES

                    Class A Common Stock
-----------------------------------------------------------
ITEM 2 (e). CUSIP NUMBER
                          366651107
-----------------------------------------------------------
ITEM 3.

                       Not Applicable
-----------------------------------------------------------
ITEM 4.       OWNERSHIP
     The following information is provided as of December
     31, 1999:

     (a) Amount Beneficially Owned

     IMS HEALTH is the owner of record and beneficially of 6,792,081 shares of Class A Common Stock and Warrants to purchase 599,400 shares of Class A Common Stock. IMSHLA is the owner of record and beneficially of 117,376 shares of Class A Common Stock. With an 84.52% interest in IMSHLA, IMS HEALTH may be deemed to be a beneficial owner of the shares held by it, for an aggregate beneficial ownership by IMS HEALTH of 7,508,857 shares.

                                Page 4 of 7 Pages

(b)  Percent of Class:

     IMS HEALTH - 9.7% (this percentage calculation assumes the conversion of the Warrant to purchase 599,400 shares of Common Stock)
     IMSHLA - 0.15%

(c) NUMBER OF SHARES AS TO WHICH IMS HEALTH, Enterprises and
    IMSHLA HAVE:

     (i)  sole power to vote or to direct the vote:
          IMS HEALTH - 7,391,481 (includes 599,400 shares issuable pursuant to the Warrant)
          IMSHLA - None

     (ii) shared power to vote or to direct the vote:
          IMS HEALTH - 117,376
          IMSHLA - 117,376

    (iii) sole power to dispose or to direct the disposition of:
          IMS HEALTH - 7,391,481 (includes 599,400 shares issuable pursuant to the Warrant)
          IMSHLA - None

     (iv) shared power to dispose or to direct the disposition of:
          IMS HEALTH - 117,376
          IMSHLA - 117,376

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

         Not Applicable
------------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON

         Not applicable

------------------------------------------------------------

                      Page 5 of 7 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
        WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
        PARENT HOLDING COMPANY

         Not applicable

------------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP

         Not applicable

------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

------------------------------------------------------------
ITEM 10.  CERTIFICATION

          Not applicable

------------------------------------------------------------


SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 1, 2000

                                      IMS HEALTH INCORPORATED

                                      By /s/    MATTHEW L. FRIEDMAN
                                         ------------------------------
                                         Name:  Matthew L. Friedman
                                         Title: Vice President and Treasurer

                                      IMS HEALTH LICENSING ASSOCIATES, L.P.

                                      By /s/ PETER ECSHER
                                         -------------------------------
                                             Peter Ecsher, on behalf of
                                               the General Partner,
                                               IMS Pharminform Holding, AG


                                Page 6 of 7 Pages

                                    AGREEMENT

                                                                Westport, CT
                                                                February 1, 2000

     IMS Health Incorporated ("IMS HEALTH") and IMS Health Licensing Associates, L.P.("IMSHLA")hereby agree to file a joint Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by Gartner Group, Inc.

     IMS HEALTH and IMSHLA state they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1 (d) of the Act.

     Each of IMS HEALTH and IMSHLA are responsible for the timely filing of the statement and any amendments thereto and for the completeness and accuracy of the information concerning each of them contained therein, but none is responsible for the completeness or accuracy of the information concerning the other.

                                      IMS HEALTH INCORPORATED


                                      By:/s/    MATTHEW L. FRIEDMAN
                                         -----------------------------
                                         Name:  Matthew L. Friedman
                                         Title: Vice President and Treasurer

                                      IMS HEALTH LICENSING ASSOCIATES, L.P.

                                      By /s/ PETER ECSHER
                                         -------------------------------
                                             Peter Escher,on behalf of
                                               the General Partner,
                                               IMS Pharminform Holding, AG


                                Page 7 of 7 Pages